Mail Stop 0306

	June 6, 2005


VIA U.S. MAIL AND FACSIMILE (610) 458-0756

Lawrence M. Christian
Chief Financial Officer
Antares Pharma, Inc.
707 Eagleview Boulevard, Suite 414
Exton, PA  19341


	RE:	Antares Pharma, Inc.
		Form 10-K for the year ended December 31, 2004
		File No. 1-32302
		Filed March 17, 2005

Dear Mr. Christian:

   We have reviewed your response dated May 16, 2005 and related filings and have the following comments. We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the year ended December 31, 2004

Consolidated Financial Statements

Note 10.  Third Party Supply Agreement
1. We note your response to comment 3. In future filings, please quantify the amount of assembly equipment that is currently owned by the company and being used in your supplier`s assembly operations. Additionally, please clarify how you account for and classify the depreciation related to the equipment used by your supplier.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Kristin Lochhead, Staff Accountant, at (202) 551-3664 or me at (202) 551-3676 if you have questions.

	Sincerely,



	Brian Cascio
	Accounting Branch Chief

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Mr. Christian
Antares Pharma, Inc.
June 6, 2005
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